

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2019

Marcia A. Dall
Executive Vice President and Chief Financial Officer
Churchill Downs Incorporated
600 North Hurstbourne Parkway
Suite 400
Louisville, KY 40222

      Re: Churchill Downs Incorporated
          Form 8-K Furnished March 5, 2019
          File No. 001-33998

Dear Ms. Dall:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 8-K Furnished March 5, 2019

General

1.   We note you completed the acquisition of Midwest Gaming Holdings, LLC on March 5, 2019. Please tell us how you considered Rule 3-05 of Regulation S-X in your determination of whether the financial statements of Midwest Gaming Holdings, LLC were required to be filed.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services